Issuer - Imperial Oil Limited

Reporting Person - Exxon Mobil Corporation

Exhibit 99

Schedule 13G

Amendment 16

December 31, 2006

The number of shares reported on this Schedule 13-G reflects a 3 - 1 stock split declared by the issuer on February 2, 2006.  The split was approved by the shareholders on May 2, 2006 and effective on May 23, 2006.